CONTACT:  Ruder Finn
          Stacy Lipschitz
          212/583-2757
          lipschitzs@ruderfinn.com

FOR IMMEDIATE RELEASE


    LEVEL 8 SYSTEMS, INC. ANNOUNCES EXTENSION OF TENDER OFFER

     New York, New York -- (Business Wire)-- March 16, 1999 -- Level 8 Systems, Inc. (Nasdaq: LVEL - news) announced today that it has extended the expiration date of the tender offer by Level 8 for all the outstanding shares of common stock of Seer Technologies, Inc. from 5:00 P.M., New York City time, on Tuesday, March 16, 1999, to 5:00 P.M., New York City time, on Friday, March 26, 1999. Level 8 had originally extended the tender offer on March 2, 1999.

     Level 8 commenced an offer to purchase all the outstanding shares of Seer that it did not already own for $0.35 per share in cash on February 1, 1999. There are currently 4,849,739 outstanding shares of Seer common stock not owned by Level 8. As of 3:00 p.m. on March 16, 1999, 3,204,964 shares had been validly tendered to Level 8 (and not properly withdrawn in accordance with the offer).

     American Stock Transfer & Trust Company is the depository for the tender offer.

     Beacon Hill Partners, Inc. is the Information Agent for the offer and can address questions regarding tender and delivery procedures at 800/792-2829.

     Level 8 is a premier provider of scalable enterprise application integration solutions through a combination of technologies and services that enable organizations to meet their information systems integration and management needs.

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